

Franklin Elect


03017610

2002 Annual Report

Franklin Electric, a technical leader in electric motors, drives and controls, is the world's largest manufacturer of submersible water and fueling systems motors, a manufacturer of underground fueling systems hardware and flexible piping systems and a leader in engineered industrial motor products.

The principal application for Franklin's submersible electric motors is for water well pumping systems. These motors are used in the majority of water well systems worldwide.

Franklin's fueling systems products are found all over the world in industrial, commercial, and agricultural fueling applications. These products consist of over 500 items, including submersible pumping systems, nozzles, fittings, flexible piping, electronic tank monitoring equipment, and vapor recovery systems.

Franklin's industrial motor products and electronic drives and controls are used in a wide variety of products, including gasoline dispensers, paint handling equipment, electric hoists, explosion-proof vapor exhaust fans, vacuum pumping systems, livestock systems, and soft ice cream machines.

With 2600 employees worldwide, Franklin Electric is a global manufacturer with eighteen manufacturing/ distribution facilities located in the United States, Germany, Czech Republic, Italy, Japan, Mexico, Australia, South Africa and China.

Commitment To Building Shareowner Value.

Franklin Electric is committed to building a highly profitable, enduring business that achieves consistent, above-average earnings and return on equity with below-average debt.


Welcome to Franklin Electric
Franklin Electric

Visit Franklin Electric on the Internet:
www.franklin-electric.com

Contents

2002 FINANCIAL HIGHLIGHTS

(In thousands, except per share amounts)	2002	2001	2000
OPERATIONS:			
Net Sales	**$ 354,872**	$ 322,908	$ 325,731
Net Income	**$ 32,204**	$ 27,150	$ 22,226
BALANCE SHEET:			
Working Capital	**$ 62,762**	$ 69,158	$ 54,897
Property, Plant and Equipment, Net	**$ 76,033**	$ 58,839	$ 64,604
Long-Term Debt	**$ 25,946**	$ 14,465	$ 15,874
Shareowners' Equity	**$ 153,138**	$ 123,269	$ 115,998
CAPITAL EXPENDITURES:			
Expenditures	**$ 15,568**	$ 6,709	$ 14,108
Depreciation	**$ 10,662**	$ 9,580	$ 8,054
OTHER DATA:			
% Net Income to Total Average Assets	**14.2%**	13.8%	11.9%
% Net Income to Sales	**9.1%**	8.4%	6.8%
Current Ratio	**2.2**	2.7	2.2
Weighted Average Common Shares Outstanding	**11,366**	11,370	11,368
PER SHARE:			
Earnings per Common Share, Assuming Dilution	**$ 2.83**	$ 2.39	$ 1.96

$ SALES (millions)



400
350
300
250
200
150
100
50
0
93 94 95 96 97 98 99 00 01 02

$ INCOME (millions)



35
30
25
20
15
10
5
0
93 94 95 96 97 98 99 00 01 02

CHAIRMAN'S LETTER



I am pleased to report record earnings and sales for Franklin Electric Company in 2002. This is a significant accomplishment during a period of global economic turmoil and disruption and attests to the soundness of Franklin's strategic plan and the competence and commitment of Franklin people worldwide. This is the fifteenth year in the last seventeen years that Franklin has had record earnings. Shareowners' equity was also a record. In addition Franklin's balance sheet remains strong and we increased our global market share, particularly in Europe. Never in Franklin's history has our Company been stronger, more prosperous or better positioned for the challenges and opportunities in our future.

Net Income for 2002 was $32.2 million, an increase of 19% over $27.2 million in 2001. Diluted earnings per share for 2002 were $2.83 an increase of 18% over 2001. If share options had been expensed, net income would have been reduced by $1.3 million.

Sales for 2002 were $354.9 million, an increase of 10% over $322.9 million in 2001. Core sales, excluding the acquisitions made during 2002 were 4% above the same sales in 2001, reflecting the impact of global economic conditions during the year.

Other financial highlights for the year include:

- *Cash flow from operations in 2002 was $57.9 million. In addition we borrowed an additional $8.6 million. $30.3 million of these funds were used to acquire Coverco S.p.A. and Emco S.r.L. (jointly "Coverco"), and Intelligent Controls, Inc. ("INCON"), $5.7 million were used to construct three new manufacturing plants, $10.5 million were used to repurchase common stock, and $5.5 million for dividends.*
- *Year end debt to capital was 18%. This is well below Franklin's debt limit, providing substantial capital capacity to weather any economic storms or to take advantage of new opportunities.*
- *We improved our working capital. The year end current ratio was 2.2. Accounts receivable and inventory investments were in order and of high quality. Even with two new acquisitions, inventory investment remained equal with last year, reflecting improved turns in our core business.*
- *Return on equity was 21% and return on assets was 13%. These returns are above average for manufacturing companies and particularly strong during a period of global economic contraction.*
- *During the year the stock was split 2:1 to bring the price back into a more normal trading range. As stated above we also invested $10.5 million to repurchase an additional 223,499 shares of common stock. We have now repurchased a total of 3.5 million shares or 27% of the shares originally outstanding. Even with these repurchases, year end equity increased 24% to $153 million from $123 million. This is consistent with our plan to repurchase shares out of earnings and to maintain our strong capital structure.*
- *The quarterly cash dividend was increased from $0.12 to $0.13 per share beginning in the second quarter. This is the ninth increase in the last nine years.*
- *Finally,* Forbes *magazine selected Franklin as one of the best 200 small cap companies in America out of a comparison of more than 3000 public companies with a market capitalization under $600 million.*

As important as financial performance is to the success of our Company, our primary mission is to build Franklin's long term strategic capability to successfully compete, prosper and grow in the global marketplace of the 21st century. Toward this objective, we completed a number of strategically important accomplishments:

- *We completed the acquisition of Coverco, an Italian manufacturer of submersible and other electric motor products. This acquisition will strengthen our ability to serve southern Europe and the developing regions of the world and will serve as one of two new Centers of Excellence in Europe for the development of new products and further growth.*
- *We acquired INCON, a leading supplier of fuel management software and systems, fuel leak detection equipment and power reliability systems.*
- *We continued to make good progress toward achieving the "critical mass" required to be a global single-source supplier of underground fuel management and pumping systems. This business group now includes FE Petro, Inc. ("FE Petro"), EBW, Inc. ("EBW"), Advanced Polymer Technology, Inc. ("APT"), and INCON.*
- *The financial performance of our engineered industrial motor product line improved significantly.*
- *We opened new manufacturing operations in the Czech Republic and Mexico, and began construction of a third new plant in China. These three new manufacturing operations are key elements in our Global Manufacturing Strategy and will materially improve Franklin's long term competitiveness.*
- *Productivity as measured by sales per employee improved 10%, the highest level of productivity in the Company's history.*

In early December, I announced that the Franklin Board of Directors had elected Scott Trumbull, a Franklin Director, to succeed me as Chairman of the Board and Chief Executive Officer. I am so pleased. I pledged to our founder, Mr. Schaefer, that I would be a good steward of his Company. I have long held the premise that the future requires ever more capable leadership, and that our successors must be more capable than we are. Scott meets this criterion. He is a natural leader, a keen thinker, and a good business man. I know a key reason for Scott accepting the role of CEO at Franklin was the encouragement and support he received from our senior management team. Scott's experience as a member of Franklin's Board will assure continuity of strategy and leadership. There is more extensive biographical information about Scott on the next page.

I also want to express my appreciation to Juris Vikmanis who is retiring from the Board after 15 years of service. Juris has provided both the Board and me with wise counsel and sage advice. His tenacity in the face of adversity serves as an example for us all. I also want to thank my friend and colleague, Dean Pfister, who is retiring as Corporate Secretary. Dean previously served Franklin as Chief Financial Officer for 24 years, and was a material part of Franklin's success these past 17 years.

I am very thankful for the privilege of serving as Franklin's CEO for the past 17 years. It was a most fun and rewarding period of my life. I appreciate the support I received from our Board of Directors, Franklin's employees worldwide and you, our shareowners. The unwavering power of the human spirit of Franklin people bodes well for Franklin's future, and under Scott's capable leadership, I know Franklin will set new records of achievement.



William H. Lawson
Retired Chairman and
Chief Executive Officer



R. Scott Trumbull

Scott Trumbull, Franklin's new Chairman of the Board and Chief Executive Officer is 54 years old and has been a Franklin Director for the past five years. Scott has extensive international and operations experience during his 31-year career at Owens-Illinois, Inc. where he served most recently as Executive Vice President and Chief Financial Officer. He was previously Executive Vice President, International Operations and Corporate Development. Scott is a graduate of Denison University and the Harvard Business School. He is also a Director of Schneider National, Inc., and Health Care REIT. In addition Scott serves on the Board of Trustees of Denison University.

DESIGNING FOR THE FUTURE

Every day it seems we read about a new threat to our lives and security. Whether we like it or not, we are living in a world in which danger and challenge extend beyond national boundaries and traditional spheres of influence. In every market global competition increases relentlessly. In such a world the weak are in danger of perishing, but many new opportunities are also opening for the strong. We at Franklin Electric Company welcome these challenges because we know we are among the strong. We have been preparing our Company for this ever more dangerous and competitive world for nearly two decades.

We began our preparations by carefully choosing our markets and products. We focused on markets where our products helped satisfy the essential needs of life: water, energy and the preservation of the environment.

For example, the demand for water is growing exponentially while the supply of quality water is diminishing through poor environmental practices and waste. The largest source of quality fresh water is found in underground aquifers requiring water well pumping systems powered by Franklin's largest product line, submersible electric motors.

In addition to thoughtfully chosen markets and products, Franklin has a proven strategic plan that has defined our course and direction for

INCON, a leading supplier of fuel management and leak detection software and equipment for the petroleum equipment industry, joined Franklin in 2002.


INCON

nearly two decades. The validity of this plan has been tested and proven through sunny days of economic growth and stormy seas of economic recession and turmoil. Franklin continues to pursue this plan in 2003. The principal elements of our plan are:

FOCUS ON PROFITABLE NICHE BUSINESSES THAT LOGICALLY BUILD ON AND EXTEND OUR STRENGTHS AND PROFICIENCIES.

We have worked hard to expand our large horsepower and critical duty water pumping submersible motors, principally through new product and manufacturing process developments at our Berzo Demo, Italy and Wilburton, Oklahoma, USA operations. We have now achieved "critical mass" in this business. Our SubDrive electronic constant water pressure system control has proven its reliability and value, and sales of this product line are growing at an accelerated pace.

We completed the acquisition of INCON, a leading supplier of fuel management and leak detection software and equipment for the petroleum equipment industry, as well as power reliability systems for the electrical utility industry and other industrial applications. INCON and FE Petro, together with previous acquisitions (Campo/Miller's "Auto Learn" technology, EBW, and APT) complete our basic strategy of becoming a single source, global supplier of underground fuel pumping and management systems.

AGGRESSIVE, BUT THOUGHTFUL, GLOBAL GROWTH AND EXPANSION.

During 2002 we increased our global market share, particularly in Europe, both through internal developments and acquisition. We acquired Coverco, a manufacturer of submersible and other electric motor products in Italy. Coverco significantly strengthens our capability to serve southern Europe and the developing regions of the

The SubDrive 150 uses advanced electronic technologies to deliver "city-like" water pressure to private and residential water well systems.


CP WATER
CONSTANT PRESSURE PUMPING SYSTEM
SubDrive150
Franklin Electric
POWER ON
FAULT
WARNING AVERTISSEMENT ADVERTENCIA

Electronic drives and controls for submersible motors can be programmed to meet the demands of changing work loads of well systems and provide protection against operating hazards such as fluctuating voltages and wells that run dry.


PUMPTEC-PLUS
PUMP PROTECTION SYSTEM
SOLID-UNDERLOAD
FLASHING-OVERLOAD
BOTH FLASHING
WARNING
RESET TIME
Q D PUMPTEC
Franklin Electric
PUMPTEC
PUMP PROTECTION SYSTEM
FOR FRANKLIN SUBMERSIBLE MOTORS
SUBTROL PLUS
RESET


SUPER 90
Franklin Electric

BACKGROUND: At a well site in Europe, a newly designed 6" submersible motor, manufactured in Berzo Demo, Italy is prepared for installation.

TOP INSET: Franklin's new Super 90 6" submersible motor.

BOTTOM INSET: A newly designed 4" submersible motor for brackish water applications.

world. To support this global growth we continued to expand our sales, service and product distribution infrastructure in Japan and Asia.

RELENTLESS QUALITY AND COST IMPROVEMENT THROUGH GLOBAL MANUFACTURING.

The key to our future success in growing our business and expanding globally is our relentless focus on improving quality and reducing costs. Global Manufacturing is our commitment to source products, components and materials wherever in the world we can achieve best quality and lowest costs. We are particularly pleased with the progress made in global procurement. In addition, we opened new manufacturing operations in the Czech Republic and Mexico, and signed a construction contract for a new plant in Suzhou, China. These developments will materially improve our global competitiveness.

TIGHT CONTROL OF EXPENSES.

Franklin people in every part of our business spend Franklin's money as if it were their own. We know that the money we spend rightfully belongs to our customers and our shareowners. But tight expense control goes beyond this. It is our relentless drive to eliminate unnecessary activities and non-value adding functions. Our B2B e-commerce initiative is a good example. While other companies have curtailed their information technology expenditures, we are increasingly taking advantage of our growing e-commerce Internet and Intranet capabilities to improve customer service and eliminate costs.

BUILDING OUR LONG-TERM STRATEGIC CAPABILITY TO SUCCESSFULLY COMPETE IN THE EVERMORE TURBULENT AND COMPETITIVE GLOBAL MARKETPLACE.

Global economic conditions have exposed the vulnerabilities of poorly conceived business plans and popped the exuberance and over confidence of an overheated securities market. Many companies are trying to develop new strategies for success. This is a time of strategic plan-a-minute. However, at Franklin we remain resolutely on the same course and direction which have served us well for nearly two decades. Step by step we continue to build a Franklin Electric positioned to withstand an economic storm and ready to continue to take advantage of the many opportunities in our future. We are building profitable, enduring businesses that will consistently achieve above average earnings and investment returns with below average debt. This was our commitment to you, our shareowners, many years ago and it remains our commitment to you today.

FAR RIGHT: Franklin's explosion-proof motors are designed to operate in environments where the atmosphere contains combustible gases, vapors and dust.

RIGHT: The Integrated Motor Drive System (IMDS) links a full-featured inverter drive with a high performance AC motor, used in a wide variety of pumping applications.





FE Petro produces submersible pumping systems and controls for the fueling industry.







Acquired in 2000, EBW produces a wide variety of fuel handling equipment and fuel monitoring systems.



Acquired in 2002, INCON is a leading supplier of fuel management and leak detection software and equipment.



Acquired in 2000, APT produces dispenser sumps, flexible piping and fittings for underground fuel storage systems.

RESULTS OF OPERATIONS: Net sales for 2002 were $354.9 million, a 9.9 percent increase from 2001 net sales of $322.9 million. The increased sales were primarily the result of strong residential submersible electric motor sales in North America, as well as the inclusion of Coverco, a January 2002 acquisition and INCON, a July 2002 acquisition. Sales from these acquisitions represented 5.2 percent of sales for the year. These increases were partially offset by lower demand from the petroleum equipment industry. Net sales for 2001 were $322.9 million, a 0.9 percent decrease from 2000 net sales of $325.7 million. The decreased sales were primarily the result of the global manufacturing recession as well as the strong U.S. dollar/weak euro and South African rand that affected foreign sales. The lower sales were partially offset by the inclusion of the full year results of EBW and APT which were acquired in August 2000 as well as sales to KSB AG and customers of Mitsubishi Electric Company under new motor supply agreements for a full year in 2001. 2001 sales were approximately 8.0 percent lower than 2000 excluding the incremental sales from these acquisitions and supply agreements.

Cost of sales as a percent of net sales for 2002, 2001 and 2000 was 70.4 percent, 71.2 percent and 73.8 percent, respectively. Cost of sales as a percent of net sales decreased in 2002 from 2001 primarily as a result of productivity improvements, cost reductions and other operations initiatives as well as lower costs in key commodities. The Company has achieved these results by continually focusing on improving its quality and has combined certain manufacturing operations on specific products to one location, as well as identified alternative sources for certain materials. Cost of sales as a percent of net sales decreased in 2001 from 2000 primarily as a result of specific productivity initiatives and cost reductions which resulted in improved labor efficiencies and lower material costs as well as lower costs in key commodities.

Selling and administrative expense as a percent of net sales for 2002, 2001 and 2000 was 15.4 percent, 14.7 percent and 13.8 percent, respectively. The addition of fixed expenses from acquired companies is the primary reason for the increase in selling and administrative expense as a percent of net sales for 2002 and 2001 (full year impact of 2000 acquisitions). Interest expense for 2002, 2001 and 2000 was $1.3 million, $1.2 million and $1.1 million, respectively.

During the third quarter of 2000, the Company recorded a one-time $3.2 million ($2.0 million after-tax) charge to earnings to recognize the costs of the unsuccessful acquisition of the fuel pumping systems business of the Marley Pump Company, a division of United Dominion Industries.

Included in other income for 2002, 2001 and 2000 was interest income of $0.5 million, $0.6 million and $1.2 million, respectively, primarily derived from the investment of cash balances in short-term U.S. treasury and agency securities.

Foreign currency-based transactions produced a gain for 2002 of $1.4 million. The foreign currency-based transaction gain was due primarily to the strengthening euro relative to the U.S. dollar during most of 2002. The foreign currency-based transaction losses in 2001 and 2000 were primarily due to the strengthening U.S. dollar relative to the euro and South African rand resulting in losses of $0.5 million and $0.7 million, respectively.

The provision for income taxes in 2002, 2001 and 2000 was $18.3 million, $16.2 million and $13.7 million, respectively. The effective tax rate in 2002 of 36.2% is less than the 2001 rate of 37.4% as a result of tax planning savings realized in 2002. The effective tax rate for each year differs from the United States statutory rate of 35 percent, due principally to the effects of state and foreign income taxes, net of federal tax benefits.

Net income for 2002 was $32.2 million, or $2.83 per diluted share, compared to 2001 net income of $27.2 million, or $2.39 per diluted share. Net income for 2000 was $22.2 million, or $1.96 per diluted share.

All share and per share data reflect the Company's two-for-one stock split effected in the form of a 100 percent stock distribution made on March 22, 2002.

CAPITAL RESOURCES AND LIQUIDITY: Cash flows from operations provide the principal source of current liquidity. Net cash flows provided by operating activities were $57.9 million, $39.9 million and $18.8 million in 2002, 2001 and 2000, respectively. The primary source of cash from operations for 2002 was earnings. The increases in 2002 and 2001 were related to decreases in accounts receivable. The decrease in 2000 was related to increases in accounts receivable and decreases in accounts payable.

Net cash flows used in investing activities were $57.2 million, $10.2 million and $25.6 million in 2002, 2001 and 2000, respectively. The primary uses of cash in 2002 were for the acquisitions of Coverco and INCON. The Company paid $30.3 million for these two acquisitions, net of cash acquired. During the third quarter of 2002, the Company paid $10.5 million in cash (included in deferred assets) as contingent consideration in accordance with the terms of an agreement entered into in 1998 in which the Company purchased certain operating and intangible assets from a motor manufacturer. The primary use of cash in 2001 was for additions to plant and equipment. The primary uses of cash in 2000 were for the acquisition of EBW and APT and additions to plant and equipment.

Net cash flows used in financing activities were $2.7 million, $19.0 million and $12.3 million in 2002, 2001 and 2000, respectively. The primary uses of cash in each of these three years related to the repurchase of shares of Company common stock under the Company's repurchase program and the payment of dividends. During 2002, 2001 and 2000, the Company repurchased, or received as consideration for stock options exercised, 223,499, 408,200 and 253,400 shares of its common stock for $10.5 million, $14.2 million and $8.4 million, respectively. The Company paid $5.5 million, $5.1 million and $4.7 million in dividends on the Company's common stock in 2002, 2001 and 2000, respectively. The Company has authority under its Board-approved stock repurchase program to purchase an additional 655,253 shares of its common stock after December 28, 2002.

Cash, cash equivalents and marketable securities at the end of 2002 were $20.1 million compared to $23.7 million at the end of 2001. Working capital decreased $6.4 million in 2002 and the current ratio of the Company was 2.2 and 2.7 at the end of 2002 and 2001, respectively.

Principal payments of $1.0 million per year on the Company's $20.0 million of unsecured long-term debt began in 1998 and will continue until 2008 when a balloon payment of $10.0 million will fully retire the debt. In November 2001, the Company entered into an unsecured, 38-month $60.0 million revolving credit agreement (the "Agreement"). The amount available for borrowing under the Agreement is reduced by the amount of certain standby letters-of-credit. These standby letters-of-credit totaled $2,008 and $1,650 at December 28, 2002 and December 29, 2001, respectively. The Agreement includes a facility fee of one-eighth of one percent on the committed amount. The Company's borrowings under the Agreement totaled $10.1 million and $0 at December 28, 2002 and December 29, 2001, respectively. The Company is subject to certain financial covenants with respect to borrowings, interest coverage, working capital, net worth, loans or advances, and investments. The Company was in compliance with all debt covenants at all times in 2002 and 2001. See Note 6.

At December 28, 2002, the Company had $2.4 million of commitments for the construction of a building in Linares, Mexico and the purchase of machinery and equipment.

During 2003, the Company intends to continue to seek acquisition candidates that are compatible with its existing product lines and that provide leveraged growth potential.

Management believes that internally generated funds and existing credit arrangements provide sufficient liquidity to meet current commitments.

ACCOUNTING PRONOUNCEMENTS: In December 2002, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 148, "Accounting for Stock-Based Compensation — Transition and Disclosure — an amendment of FASB Statement No. 123". SFAS No. 148 provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation and amends the related existing disclosure requirements. As more fully described in Notes 1 and 9, the Company accounts for its stock-based compensation under the recognition and measurement principles of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees". Accordingly, SFAS No. 148 does not have an impact on the Company's operating results or financial position.

In November 2002, the FASB issued FASB Interpretation ("FIN") No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others". FIN No. 45 elaborates on the disclosures to be made by a guarantor about its obligations under certain guarantees it has issued and clarifies the accounting for such guarantees. The initial recognition and measurement provisions of FIN No. 45 are effective on a prospective basis to guarantees issued or modified after December 31, 2002, and the disclosure requirements are effective for periods ending after December 15, 2002. The Company does not expect the adoption of FIN No. 45 to have a material impact on its operating results or financial position.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES: Management's discussion and analysis of its financial condition and results of operations are based upon the Company's consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and the related disclosure of contingent assets and liabilities. On an on-going basis, management evaluates its estimates, including those related to allowance for doubtful accounts, inventories, recoverability of long-lived assets, intangible assets, income taxes, warranty obligations, pensions and other employee benefit plan obligations, and contingencies. Management bases its estimates on historical experience and on other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

"SAFE HARBOR" STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995: Any forward-looking statements contained herein involve risks and uncertainties, including, but not limited to, general economic and currency conditions, various conditions specific to the Company's business and industry, market demand, competitive factors, supply constraints, technology factors, government and regulatory actions, the Company's accounting policies, future trends, and other risks, all as described in Exhibit 99 of the Company's 2002 Form 10-K filed with the Securities and Exchange Commission. These risks and uncertainties may cause actual results to differ materially from those indicated by the forward-looking statements. Any forward-looking statements included herein are based upon information presently available. The Company does not assume any obligation to update any forward-looking information.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK: The Company is subject to market risk associated with changes in foreign currency exchange rates and interest rates. Foreign currency exchange rate risk is mitigated through several means: maintenance of local production facilities in the markets served, invoicing of customers in the same currency as the source of the products, prompt settlement of intercompany balances utilizing a global netting system and limited use of foreign currency denominated debt. Interest rate exposure is principally limited to variable rate interest borrowings under the Company's revolving credit agreement.

INDEPENDENT AUDITORS' REPORT

To the Shareowners and Directors, Franklin Electric Co., Inc.:

We have audited the accompanying consolidated balance sheets of Franklin Electric Co., Inc. and consolidated subsidiaries as of December 28, 2002 and December 29, 2001 and the related consolidated statements of *income, shareowners' equity and cash flows for each of the three years in the period ended December 28, 2002.* These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Franklin Electric Co., Inc. and consolidated subsidiaries as of December 28, 2002 and December 29, 2001, and the results of their operations and their cash flows for each of the three years in the period ended December 28, 2002, in conformity with accounting principles generally accepted in the United States of America.



Deloitte & Touche LLP
Chicago, Illinois
January 24, 2003

DIVIDEND PAYMENTS

The number of shareowners of record as of February 14, 2003 was 968. The Company's stock is traded on Nasdaq National Market: Symbol FELE.

All share and per share data reflect the Company's two-for-one stock split effected in the form of a 100 percent stock distribution made on March 22, 2002. Dividends paid and the price range per common share as quoted by the Nasdaq National Market for 2002 and 2001 were as follows:

	DIVIDENDS PER SHARE		PRICE PER SHARE			
	2002	**2001**	**2002**		**2001**	
			Low	**High**	Low	High
1st Quarter	**$.12**	$.11	**$40.600**	**$53.900**	$32.000	$36.625
2nd Quarter	**$.13**	$.12	**$43.520**	**$60.528**	$33.040	$37.950
3rd Quarter	**$.13**	$.12	**$39.900**	**$52.640**	$34.125	$41.414
4th Quarter	**$.13**	$.12	**$41.151**	**$51.000**	$35.315	$42.640

CONSOLIDATED STATEMENTS OF INCOME

Franklin Electric Co., Inc. and Consolidated Subsidiaries

(In thousands, except per share amounts)	**2002**	2001	2000
Net sales	**$354,872**	$322,908	$325,731
Cost of sales (including research and development expenses of $6,035, $5,232 and $4,978, respectively)	**249,937**	230,037	240,545
Gross profit	**104,935**	92,871	85,186
Selling and administrative expenses	**54,637**	47,522	44,967
Operating income	**50,298**	45,349	40,219
Interest expense	**(1,317)**	(1,193)	(1,111)
Costs of unsuccessful acquisition	**—**	—	(3,237)
Other income (expense), net	**130**	(239)	764
Foreign exchange income (loss)	**1,366**	(532)	(726)
Income before income taxes	**50,477**	43,385	35,909
Income taxes (Note 5)	**18,273**	16,235	13,683
Net income	**$ 32,204**	$ 27,150	$ 22,226
Per share data (Note 8):			
Net income per common share	**$ 2.98**	$ 2.49	$ 2.04
Net income per common share, assuming dilution	**$ 2.83**	$ 2.39	$ 1.96
Dividends per common share	**$ .51**	$ .47	$ .43

See Notes to Consolidated Financial Statements.

CONSOLIDATED BALANCE SHEETS

Franklin Electric Co., Inc. and Consolidated Subsidiaries

Assets (In thousands)	**2002**	2001
Current assets:		
Cash and equivalents	**$ 20,133**	$ 20,750
Marketable securities	**—**	2,999
Receivables (less allowances of $1,907 and $1,658, respectively)	**31,711**	27,486
Inventories:		
Raw materials	**16,115**	16,447
Work-in-process	**7,481**	6,005
Finished goods	**33,905**	35,662
LIFO reserve	**(9,233)**	(10,106)
	48,268	48,008
Other current assets (including deferred income taxes of $8,615 and $ 8,667, respectively, Note 5)	**12,897**	10,340
Total current assets	**113,009**	109,583
Property, plant and equipment, at cost:		
Land and buildings	**34,126**	25,343
Machinery and equipment	**141,347**	121,791
	175,473	147,134
Less allowance for depreciation	**99,440**	88,295
	76,033	58,839
Deferred and other assets (including deferred income taxes of $1,391 and $17, respectively, Note 5)	**30,795**	12,710
Goodwill	**38,746**	14,511
Total Assets	**$258,583**	$195,643

See Notes to Consolidated Financial Statements.

Liabilities and Shareowners' Equity (In thousands)	**2002**	2001
Current liabilities:		
Current maturities of long-term debt and short-term borrowings (Note 6)	**$ 1,467**	$ 1,058
Accounts payable	**18,584**	11,683
Accrued expenses (Note 4)	**28,484**	24,146
Income taxes (Note 5)	**1,712**	3,538
Total current liabilities	**50,247**	40,425
Long-term debt (Note 6)	**25,946**	14,465
Employee benefit plan obligations (Note 3)	**23,988**	13,199
Other long-term liabilities	**5,264**	4,285
Shareowners' equity (Note 7):		
Common shares outstanding (10,824 and 10,669, respectively)	**1,082**	1,067
Additional capital	**34,079**	23,348
Retained earnings	**125,308**	109,103
Loan to ESOP Trust (Note 3)	**(1,130)**	(1,362)
Accumulated other comprehensive loss	**(6,201)**	(8,887)
Total shareowners' equity	**153,138**	123,269
Total Liabilities and Shareowners' Equity	**$258,583**	$195,643

See Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Franklin Electric Co., Inc. and Consolidated Subsidiaries

(In thousands)	**2002**	2001	2000
Cash flows from operating activities:			
Net income	**$ 32,204**	$ 27,150	$ 22,226
Adjustments to reconcile net income to net cash flows from operating activities:			
Depreciation and amortization	**12,878**	12,660	10,839
Deferred income taxes	**664**	2,916	(34)
Loss on disposals of plant and equipment	**428**	1,980	275
Changes in assets and liabilities, excluding the effects of acquisitions:			
Receivables	**3,125**	2,963	(7,473)
Inventories	**7,434**	(697)	(2,516)
Accounts payable and other accrued expenses	**2,915**	(8,028)	(2,612)
Employee benefit plan obligations	**1,128**	(718)	2,156
Other, net	**(2,923)**	1,697	(4,113)
Net cash flows from operating activities	**57,853**	39,923	18,748
Cash flows from investing activities:			
Additions to plant and equipment	**(15,568)**	(6,709)	(14,108)
Proceeds from sale of plant and equipment	**20**	354	61
Additions to deferred assets	**(14,312)**	(802)	(2,829)
Purchases of marketable securities	**—**	(2,999)	(2,915)
Cash paid for acquisitions, net of cash acquired (Note 2)	**(30,344)**	—	(17,687)
Proceeds from maturities of marketable securities	**2,999**	—	11,883
Net cash flows from investing activities	**(57,205)**	(10,156)	(25,595)
Cash flows from financing activities:			
Borrowing of long-term debt	**8,575**	—	—
Repayment of long-term debt (Note 6)	**(1,408)**	(1,016)	(1,017)
Borrowing on line of credit and short-term borrowings	**3,000**	11,055	—
Repayment of line of credit and short-term borrowings	**(3,017)**	(11,073)	(41)
Proceeds from issuance of common stock	**5,945**	1,059	1,541
Purchases of common stock (Note 7)	**(10,517)**	(14,157)	(8,351)
Reduction of loan to ESOP Trust	**232**	232	233
Dividends paid	**(5,505)**	(5,122)	(4,685)
Net cash flows from financing activities	**(2,695)**	(19,022)	(12,320)
Effect of exchange rate changes on cash	**1,430**	374	954
Net change in cash and equivalents	**(617)**	11,119	(18,213)
Cash and equivalents at beginning of year	**20,750**	9,631	27,844
Cash and equivalents at end of year	**$ 20,133**	$ 20,750	$ 9,631

Cash paid during 2002, 2001 and 2000 for interest was $1.3 million, $1.1 million and $1.1 million, respectively. Also, cash paid during 2002, 2001 and 2000 for income taxes was $16.6 million, $13.1 million and $14.6 million, respectively.

See Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF SHAREOWNERS' EQUITY

Franklin Electric Co., Inc. and Consolidated Subsidiaries

(In thousands, except share amounts)

	Common Shares Outstanding	Common Stock	Additional Capital	Retained Earnings	Loan to ESOP Trust	Accumulated Other Comprehensive Income (Loss)	Comprehensive Income
Balance year end 1999	10,826,840	$1,083	$17,153	$ 84,242	$(1,827)	$(4,358)	
Net income				22,226			$22,226
Currency translation adjustment						(1,693)	(1,693)
Pension liability adjustment						(387)	(387)
Comprehensive income, net of tax							$20,146
Dividends on common stock				(4,685)			
Common stock issued	435,294	44	11,497				
Common stock repurchased or received for stock options exercised	(253,400)	(26)	13	(8,338)			
Tax benefit of stock options exercised			821				
Loan payment from ESOP					233		
Balance year end 2000	11,008,734	1,101	29,484	93,445	(1,594)	(6,438)	
Net income				27,150			$27,150
Currency translation adjustment						(2,353)	(2,353)
Pension liability adjustment						(96)	(96)
Comprehensive income, net of tax							$24,701
Dividends on common stock				(5,122)			
Common stock issued	68,000	6	1,053				
Common stock repurchased or received for stock options exercised	(408,200)	(40)	(7,747)	(6,370)			
Tax benefit of stock options exercised			558				
Loan payment from ESOP					232		
Balance year end 2001	10,668,534	1,067	23,348	109,103	(1,362)	(8,887)	
Net income				**32,204**			**$32,204**
Currency translation adjustment						**5,858**	**5,858**
Pension liability adjustment						**(3,172)**	**(3,172)**
Comprehensive income, net of tax							**$34,890**
Dividends on common stock				**(5,505)**			
Common stock issued	**378,500**	**38**	**5,907**				
Common stock repurchased or received for stock options exercised	**(223,499)**	**(23)**		**(10,494)**			
Tax benefit of stock options exercised			**4,824**				
Loan payment from ESOP					**232**		
Balance year end 2002	**10,823,535**	**$1,082**	**$34,079**	**$125,308**	**$(1,130)**	**$(6,201)**	

See Notes to Consolidated Financial Statements.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Fiscal Year — The Company's fiscal year ends on the Saturday nearest December 31. The financial statements and accompanying notes are as of and for the years ended December 28, 2002 (52 weeks), December 29, 2001 (52 weeks) and December 30, 2000 (52 weeks) and are referred to as 2002, 2001 and 2000, respectively.

Principles of Consolidation — The consolidated financial statements include the accounts of the Company and its subsidiaries.

Revenue Recognition — Sales are recognized when the Company's products are shipped, at which time transfer of ownership and risk of loss pass to the customer.

Cash Equivalents — Cash equivalents consist of highly liquid investments which are readily convertible to cash, present insignificant risk of changes in value due to interest rate fluctuations and have original or purchased maturities of three months or less.

Marketable Securities — Marketable securities consist of short-term U.S. treasury and agency securities with maturities of greater than three months at the date of purchase. All securities are categorized as held-to-maturity and are stated at amortized cost. Due to the nature of these securities, the difference between the amortized cost and fair value is immaterial.

Fair Value of Financial Instruments — The carrying amounts for cash and equivalents, long-term debt and short-term debt approximate fair value. The fair value of long-term debt is estimated based on current borrowing rates for similar issues and current exchange rates for foreign currency denominated amounts. The Company's off-balance sheet instruments consist of operating leases which are not significant (see Footnote 11).

Accounts Receivable — Accounts receivable are stated at estimated net realizable value. Accounts receivable comprise balances due from customers net of estimated allowances for uncollectible accounts. In determining collectibility, historical trends are evaluated and specific customer issues are reviewed to arrive at appropriate allowances.

Inventories — Inventories are stated at the lower of cost or market. The majority of the cost of domestic inventories is determined using the last-in, first-out (LIFO) method; all remaining inventory costs are determined using the first-in, first-out (FIFO) method. Inventories stated on the LIFO method approximated 44 percent and 53 percent of total inventories in 2002 and 2001, respectively.

Property, Plant and Equipment — Property, plant and equipment are stated at cost. Depreciation of plant and equipment is provided principally on a straight line basis over the estimated useful lives of 5 to 50 years for land improvements and buildings, 2 to 10 years for machinery, equipment, furniture, and fixtures and 3 to 5 years for automobiles and trucks. Accelerated methods are used for income tax purposes. The Company reviews its property and equipment for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable.

Stock-Based Compensation — The Company accounts for its stock-based compensation plans under the recognition and measurement principles of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees", and related Interpretations. No stock-based compensation cost is reflected in net income, as all options granted under those plans had an exercise price equal to the market value of the underlying common stock on the date of grant.

Earnings Per Common Share — Basic and diluted earnings per share are computed and disclosed under Statement of Financial Accounting Standards (SFAS) No. 128, "Earnings Per Share". Diluted earnings per share is computed based upon earnings applicable to common shares divided by the weighted-average number of common shares outstanding during the period adjusted for the effect of other dilutive securities.

Translation of Foreign Currencies — All assets and liabilities of foreign subsidiaries whose functional currency is other than the U.S. dollar are translated at year end exchange rates. All revenue and expense accounts are translated at average rates in effect during the period.

Use of Estimates — Management's best estimates of certain amounts are required in preparation of the consolidated financial statements in accordance with generally accepted accounting principles, and actual results could differ from those estimates.

Reclassifications — Certain prior year amounts are reclassified when necessary to conform to the current year presentation. All share and per share data included in these financial statements reflect the Company's two-for-one stock split effected in the form of a 100 percent stock distribution made on March 22, 2002.

Accounting Pronouncements — In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation — Transition and Disclosure — an amendment of FASB Statement No. 123". SFAS No. 148 provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation and amends the related existing disclosure requirements. As more fully described above and in Note 9 below, the Company accounts for its stock-based compensation under the recognition and measurement principles of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees". Accordingly, SFAS No. 148 does not have a material impact on the Company's operating results or financial position.

In November 2002, the FASB issued FASB Interpretation ("FIN") No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others". FIN No. 45 elaborates on the disclosures to be made by a guarantor about its obligations under certain guarantees it has issued and clarifies the accounting for such guarantees. The initial recognition and measurement provisions of FIN No. 45 are effective on a prospective basis to guarantees issued or modified after December 31, 2002, and the disclosure requirements are effective for periods ending after December 15, 2002. The Company does not expect the adoption of FIN No. 45 to have a material impact on its operating results or financial position.

2. GOODWILL AND OTHER INTANGIBLE ASSETS

Statement of Financial Accounting Standards (SFAS) Nos. 141 and 142, "Business Combinations" and "Goodwill and Other Intangible Assets", respectively, were published in June 2001. SFAS No. 141 requires the purchase method of accounting for business combinations, and SFAS No. 142 changes the accounting for goodwill from an amortization method to an impairment-only approach. The Company adopted the provisions of SFAS Nos. 141 and 142 effective December 30, 2001; accordingly, the Company's recorded goodwill is no longer being amortized. During the first quarter of 2002, the Company performed its initial impairment testing required by SFAS No. 142. No impairment loss or transition adjustments were required. In addition, during the fourth quarter of 2002, the Company performed its annual impairment testing required by SFAS No. 142. No impairment loss was required to be recognized.

Acquisitions

During 2002, the Company paid $30.3 million for acquisitions, net of cash acquired, of which, $24.3 million was recorded as goodwill based on the estimated fair values of the net assets acquired. These estimated fair values will continue to be evaluated by the Company over a one-year period from the respective dates of acquisition. In January 2002, the Company acquired certain assets and liabilities of Coverco S.p.A., and Emco S.r.L. (jointly "Coverco") manufacturers of submersible and industrial electric motors and controls in Italy. In July 2002, the Company acquired all of the outstanding shares of INCON, a producer of fueling systems electronic leak detection and inventory management systems controls in Maine.

On August 31, 2000, the Company acquired all of the outstanding shares of capital stock of EBW, Inc. and Advanced Polymer Technology, Inc. ("EBW" and "APT"), manufacturers of equipment for use in fueling systems. The Company paid to the selling shareholders of EBW and APT an aggregate of $20.3 million at the closing date, consisting of $10.3 million in cash and the issuance of $10.0 million of the Company's common stock. The Company also assumed an aggregate of $7.5 million of EBW and APT's credit obligations, of which $7.4 million was paid to the creditors by the Company on the closing date. In aggregate, the acquisition was recorded at a total purchase price of $27.9 million, including $0.1 million in acquisition costs, at the closing date. The Company may pay additional consideration contingent on the future earnings performance of EBW and APT through December 31, 2003.

These acquisitions were accounted for using the purchase method of accounting. Accordingly, a portion of the aggregate purchase price was allocated to the net assets acquired based on the estimated fair values. The excess of purchase price over the fair value of the net assets acquired has been recorded as goodwill which was being amortized on a straight-line basis over 20 years. The Company discontinued amortizing goodwill effective the first quarter of the Company's 2002 fiscal year under the provisions of SFAS No. 142.

The following sets forth a reconciliation of reported net income and earnings per share to the same amounts adjusted to exclude amortization expense recognized on goodwill in each respective period:

(In thousands, except per share amounts)

	2002	2001	2000
Reported net income	**$32,204**	$27,150	$22,226
Add back: Goodwill amortization	**—**	757	258
Adjusted net income	**$32,204**	$27,907	$22,484
Basic earnings per share:			
Reported net income	**$ 2.98**	$ 2.49	$ 2.04
Add back: Goodwill amortization	**—**	0.07	0.02
Adjusted net income	**$ 2.98**	$ 2.56	$ 2.06
Diluted earnings per share:			
Reported net income	**$ 2.83**	$ 2.39	$ 1.96
Add back: Goodwill amortization	**—**	0.07	0.02
Adjusted net income	**$ 2.83**	$ 2.46	$ 1.98

Other

In September 2002, the Company paid $10.5 million in cash (included in deferred assets) as contingent consideration in accordance with the terms of an agreement entered into in 1998 in which the Company purchased certain operating and intangible assets from a motor manufacturer. The payment settled all contingencies remaining from the original transaction. The Company has determined that the intangible assets that arose from this agreement, which total $18.9 million at December 28, 2002, have an indefinite life; accordingly, the Company ceased amortizing these intangible assets after making this payment.

During the third quarter of 2000, the Company recorded a one-time $3.2 million ($2.0 million after-tax) charge to earnings to recognize the costs of the unsuccessful acquisition of the fuel pumping systems business of the Marley Pump Company, a division of United Dominion Industries.

3. EMPLOYEE BENEFIT PLANS

Defined Benefit Plans — As of December 28, 2002, the Company's domestic operations maintain three separate pension plans.

The Company's other postretirement benefit plans provide health and life insurance benefits to domestic employees hired prior to 1992. The Company effectively capped its cost for those benefits through plan amendments made in 1992, freezing Company contributions for insurance benefits at 1991 levels for current and future beneficiaries with actuarially reduced benefits for employees who retire before age 65.

The following table sets forth aggregated information related to the Company's domestic pension benefits and other postretirement benefits, including changes in the benefit obligations, changes in plan assets, funded status, amounts recognized in the Consolidated Balance Sheets, and actuarial assumptions:

(In thousands)

	Pension Benefits		Other Benefits	
	2002	2001	**2002**	2001
Change in benefit obligation:				
Benefit obligation, b/o/y	**$109,209**	$100,746	**$ 12,450**	$ 12,118
Service cost	**3,276**	3,163	**312**	307
Interest cost	**7,588**	7,487	**859**	872
Plan amendments	**1,409**	717	**—**	—
Actuarial loss	**2,923**	5,111	**495**	360
Settlements paid	**(445)**	—	**—**	—
Benefits paid	**(8,216)**	(8,015)	**(1,202)**	(1,207)
Benefit obligation, e/o/y	**$115,744**	$109,209	**$ 12,914**	$ 12,450
Change in plan assets:				
Fair value of assets, b/o/y	**$109,190**	$112,732	**$ —**	$ —
Actual return on plan assets	**(3,125)**	1,383	**—**	—
Company contributions	**551**	3,090	**1,202**	1,207
Settlements paid	**(445)**	—	**—**	—
Benefits paid	**(8,216)**	(8,015)	**(1,202)**	(1,207)
Fair value of assets, e/o/y	**$ 97,955**	$109,190	**$ —**	$ —
Reconciliation of funded status:				
Funded status	**$(17,789)**	$ (19)	**$(12,914)**	$(12,450)
Unrecognized net (gain) loss	**5,860**	(11,223)	**2,898**	2,547
Unrecognized transition obligation	**—**	—	**4,889**	5,378
Unrecognized prior service cost	**5,699**	5,504	**—**	—
Net amount recognized	**$ (6,230)**	$ (5,738)	**$ (5,127)**	$ (4,525)
Amounts recognized in the Consolidated Balance Sheets:				
Accrued benefit liability	**$(17,611)**	$ (7,647)	**$ (5,127)**	$ (4,525)
Intangible asset	**4,802**	615	**—**	—
Deferred tax asset	**2,630**	516	**—**	—
Accumulated other comprehensive loss	**3,949**	778	**—**	—
Net amount recognized	**$ (6,230)**	$ (5,738)	**$ (5,127)**	$ (4,525)
Actuarial assumptions:				
Discount rate	**6.75%**	7.25%	**6.75%**	7.25%
Rate of increase in future compensation	**2.5-7.00% (Graded)**	3.5-9.00% (Graded)	**2.5-7.00% (Graded)**	3.5-9.00% (Graded)
Expected long-term rate of return on plan assets	**9.25%**	9.25%	**—**	—

The following table sets forth aggregated net domestic periodic benefit cost for 2002, 2001 and 2000:

(In thousands)

	Pension Benefits			Other Benefits		
	2002	2001	2000	**2002**	2001	2000
Service cost	**$ 3,276**	$3,163	$3,100	**$ 312**	$ 307	$ 289
Interest cost	**7,588**	7,487	7,056	**859**	872	868
Expected return on assets	**(10,433)**	(9,835)	(9,171)	**—**	—	—
Amortization of unrecognized:						
Obligation (Asset)	**—**	—	(112)	**489**	489	489
Prior service cost	**1,214**	913	819	**—**	—	—
Loss (Gain)	**(719)**	(770)	(677)	**144**	135	122
Net periodic benefit cost	**$ 926**	$ 958	$1,015	**$1,804**	$1,803	$1,768
Settlement cost	**117**	—	—	**—**	—	—
Total benefit cost	**$ 1,043**	$ 958	$1,015	**$1,804**	$1,803	$1,768

The plan assets of the pension plans consist primarily of common stocks and bonds, including $25,399 and $24,888 of the Company's common stock in 2002 and 2001, respectively. The Company consults with its investment advisors as to the expected return on plan assets. While past performance is not a guarantee of future returns, the plan assets of the pension plans for the past fifteen years have averaged in excess of 11% annually and the composition of the plan assets leads the Company to expect a long term rate of return in excess of 9.25% despite the recent downturn in the broader stock market.

One of the Company's three pension plans covers certain management employees. The Company does not fund this plan, and its assets were zero in 2002 and 2001. The plan's projected benefit obligation and accumulated benefit obligation were $5,898 and $5,231, respectively, at December 28, 2002, and $5,312 and $4,885, respectively, at December 29, 2001.

The Company's German subsidiary, which does not report pension information under the Employee Retirement Income Security Act of 1974, calculates the pension liability based on local requirements. The long-term pension liability for the German subsidiary was $1,250 at December 28, 2002 and $1,036 at December 29, 2001. The difference between calculating the pension liability under local requirements versus SFAS No. 87 requirements is not significant. Pension liabilities for other foreign subsidiaries are not significant.

Defined Contribution Plans — The Company maintains an integrated 401(k) and Employee Stock Ownership Plan (ESOP).

In 1996 and 1992, the ESOP Trustee acquired shares of Company common stock on the open market using the proceeds of a ten-year, $0.3 million loan and a fifteen-year, $3.0 million loan, respectively, from the Company. Under the terms of the variable rate loan (6.31 percent at December 28, 2002), principal plus interest is payable in equal annual installments. The shares of stock purchased with the loan proceeds are collateral for the loan and are considered outstanding for purposes of calculating earnings per share.

The Company contributes a portion of its 401(k) matching contribution as well as an additional annual contribution, both subject to the Company's annual financial results, to the ESOP Trust. The ESOP Trustee uses a portion of the Company's contributions to make principal and interest payments on the loan. As loan payments are made, shares of common stock are released as collateral and are allocated to participants' accounts. The balance of the Company's contributions in cash or common stock is made to the Company stock fund of the 401(k) and ESOP Trusts, and allocated to participants' accounts to satisfy the balance of the Company's 401(k) matching contribution.

At December 28, 2002, 263,079 shares were allocated to the accounts of participants, 17,220 shares were committed to be released and allocated to the accounts of participants for service rendered during 2002, and 76,116 shares were held by the ESOP Trust in suspense.

The following table sets forth the interest expense and Company contributions to the integrated ESOP and 401(k) Plan.

(In thousands)

	2002	2001	2000
Interest expense incurred by the plan on ESOP debt	**$ 74**	$ 88	$ 104
Company contributions to integrated plan	**$1,118**	$1,199	$1,308

4. ACCRUED EXPENSES

Accrued expenses consisted of:

(In thousands)

	2002	2001
Salaries, wages and commissions	**$11,595**	$ 8,116
Product warranty costs	**5,308**	4,970
Insurance	**5,762**	5,926
Employee benefits	**2,116**	1,994
Other	**3,703**	3,140
	$28,484	$24,146

5. INCOME TAXES

Income before income taxes consisted of:

(In thousands)

	2002	2001	2000
Domestic	**$45,344**	$35,643	$27,202
Foreign	**5,133**	7,742	8,707
	$50,477	$43,385	$35,909

The income tax provision consisted of:

(In thousands)

	2002	2001	2000
Currently payable:			
Federal	**$11,890**	$ 9,145	$ 8,328
Foreign	**2,934**	2,622	3,412
State	**2,785**	1,552	1,977
Deferred:			
Federal	**1,435**	2,320	(188)
Foreign	**(826)**	152	68
State	**55**	444	86
	$ 18,273	$16,235	$13,683

Significant components of the Company's deferred tax assets and liabilities were as follows:

(In thousands)

	2002	2001
Deferred tax assets:		
Accrued expenses and reserves	**$ 5,094**	$ 5,861
Compensation and employee benefits	**10,636**	8,277
Other items	**2,488**	2,381
Total deferred tax assets	**18,218**	16,519
Deferred tax liabilities:		
Accelerated depreciation on fixed assets	**7,043**	6,564
Other items	**1,169**	1,271
Total deferred tax liabilities	**8,212**	7,835
Net deferred tax assets	**$10,006**	$ 8,684

The portions of current and non-current deferred tax assets and liabilities were as follows:

(In thousands)

	2002		2001	
	Deferred Tax Assets	Deferred Tax Liabilities	Deferred Tax Assets	Deferred Tax Liabilities
Current	**$ 8,797**	**$ 182**	$ 9,474	$ 807
Non-current	**9,421**	**8,030**	7,045	7,028
	$18,218	**$8,212**	$16,519	$7,835

There was no valuation allowance for deferred tax assets required in 2002 or 2001.

The differences between the statutory and effective tax rates were as follows:

	2002	2001	2000
U.S. Federal statutory rate	**35.0%**	35.0%	35.0%
State income taxes, net of federal benefit	**3.7**	3.0	3.4
Extraterritorial Income Exclusion	**(1.9)**	(1.4)	(1.1)
R&D Tax Credits	**(1.3)**	—	—
Other Items	**0.7**	0.8	0.8
	36.2%	37.4%	38.1%

6. DEBT

Long-term debt consisted of:

(In thousands)

	2002	2001
Insurance Company — 6.31%, principal payments of $1.0 million due in annual installments, with a balloon payment of $10,000 in 2008 ($2,920 denominated in yen at 12/28/02)	**$14,697**	$15,448
Revolving Credit Agreement — average interest rate of 3.60% due in 2006, denominated in euros at 12/28/02	**10,128**	—
Other	**2,564**	34
	27,389	15,482
Less current maturities	**(1,443)**	(1,017)
	$25,946	$14,465

The Company's short-term borrowings were $24 and $41 at December 28, 2002 and December 29, 2001, respectively.

On November 26, 2001, the Company entered into an unsecured, 38-month, $60.0 million revolving credit agreement (the "Agreement"). The amount available for borrowing under the Agreement is reduced by the amount of certain standby letters-of-credit. These standby letters-of-credit totaled $2,008 and $1,650 at December 28, 2002 and December 29, 2001, respectively. The Agreement includes a facility fee of one-eighth of one percent on the committed amount. The Agreement provides for various borrowing rate options including interest rates based on the London Interbank Offered Rates (LIBOR) plus interest spreads keyed to the Company's ratio of debt to earnings before interest, taxes, depreciation, and amortization (EBITDA). The Agreement contains certain financial covenants with respect to borrowings, interest coverage, working capital, net worth, loans or advances and investments.

The Company was in compliance with all debt covenants at all times in 2002 and 2001.

7. SHAREOWNERS' EQUITY

The Company had 10,824,000 shares of common stock (25,000,000 shares authorized, $.10 par value) outstanding at the end of 2002.

During 2002 and 2001, pursuant to stock repurchase programs authorized by the Company's Board of Directors, the Company repurchased a total of 85,131 shares for $3.6 million and 408,200 shares for $14.2 million, respectively. Of these shares, 40,000 were repurchased from an officer of the Company in 2001. All repurchased shares were retired.

During 2002, under terms of a Company stock option plan, participants delivered 138,368 shares of Company common stock as consideration for stock issued upon the exercise of stock options. Of these shares, 138,248 were from an officer of the Company. The total exercise price of the respective stock options was $6.9 million. The Company recorded a $4.8 million reduction in its deferred tax liability and an increase to shareowners' equity as a result of these exercises. The shares delivered to the Company were subsequently retired.

Accumulated other comprehensive loss, consisting of the currency translation adjustment and the pension liability adjustment, were $2,251 and $3,950, respectively, at December 28, 2002, and $8,109 and $778, respectively, as of December 29, 2001.

8. EARNINGS PER SHARE

The following table sets forth the computation of basic and diluted earnings per share:

(In thousands, except per share amounts)

	2002	2001	2000
Numerator:			
Net Income	**$32,204**	$27,150	$22,226
Denominator:			
Basic			
Weighted-average common shares	**10,792**	10,886	10,908
Diluted			
Effect of dilutive securities:			
Employee and director incentive stock options and awards	**574**	484	460
Adjusted weighted-average common shares	**11,366**	11,370	11,368
Basic earnings per share	**$ 2.98**	$ 2.49	$ 2.04
Diluted earnings per share	**$ 2.83**	$ 2.39	$ 1.96

9. STOCK-BASED COMPENSATION

The Company has authorized the grant of options to purchase common stock of the Company to employees and non-employee directors of the Company and its subsidiaries under four fixed stock option plans. The plans and the original number of authorized shares available for grants are as follows:

	Shares
Employee Plans:	
1986 Non-Qualified Stock Option Plan	1,110,000
1996 Employee Stock Option Plan	1,200,000
Non-Employee Director Plans:	
1990 Non-Employee Director Stock Option Plan	120,000
Amended and Restated 1996 Non-Employee Director Stock Option Plan	600,000

Under each of the above plans, the exercise price of each option equals the market price of the Company's common stock on the date of grant and the options expire ten years after the date of the grant. Generally, options granted under the Employee Plans vest 20 percent a year and become fully vested and exercisable after five years. Options granted under the Non-Employee Director Plans vest 33 percent a year and become fully vested and exercisable after three years.

A summary of the Company's fixed stock option plans activity and related information for 2002, 2001 and 2000 follows:

	2002		2001		2000	
Fixed Options	**Shares**	**Weighted-Average Exercise Price**	Shares	Weighted-Average Exercise Price	Shares	Weighted-Average Exercise Price
Outstanding at beginning of year	**1,662,300**	**$26.30**	1,421,700	$23.45	1,179,834	$19.40
Granted	**230,500**	**48.18**	322,000	36.90	368,666	32.51
Exercised	**(378,500)**	**15.71**	(68,000)	15.58	(126,800)	12.15
Forfeited	**(50,400)**	**36.96**	(13,400)	31.96	—	—
Outstanding at end of year	**1,463,900**	**$32.12**	1,662,300	$26.30	1,421,700	$23.45

The following summarizes information about fixed stock options outstanding at December 28, 2002:

	Options Outstanding			**Options Exercisable**	
Range of Exercise Prices	**Number Outstanding at 12/28/02**	**Weighted-Average Remaining Contractual Life**	**Weighted-Average Exercise Price**	**Number Exercisable at 12/28/02**	**Weighted-Average Exercise Price**
$12.25 to 31.37	**411,000**	**3.00 years**	**$17.76**	**411,000**	**$17.76**
31.38 to 42.44	**832,400**	**7.58**	**34.84**	**358,600**	**34.68**
42.45 to 49.95	**220,500**	**9.66**	**48.61**	**—**	**—**
$12.25 to 49.95	**1,463,900**	**6.61**	**$32.12**	**769,600**	**$25.64**

For pro forma information regarding net income and earnings per share, the fair value for the options awarded in 2002, 2001 and 2000 for all fixed stock option plans was estimated as of the date of the grant using a Black-Scholes option valuation model. The following table sets forth the weighted-average assumptions for 2002, 2001 and 2000, respectively.

	2002	2001	2000
Risk-free interest rate	**4.23%**	4.93%	6.19%
Dividend yield	**1.10%**	1.30%	1.30%
Volatility factor	**.207**	.204	.198
Weighted-average expected life	**6 years**	6 years	6 years

For purposes of pro forma disclosures, the estimated fair value of the options is amortized over the option's vesting period. Therefore, in the year of adoption and subsequently affected years, the effects of applying SFAS No. 123 for providing pro forma net income and earnings per share are not likely to be representative of the effects on reported income in future years. The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of SFAS No. 123 to stock-based compensation:

	2002	2001	2000
Reported net income	**$32,204**	$27,150	$22,226
Less: Total fair value computed stock-based compensation, net of tax	**(1,270)**	(1,086)	(967)
Pro forma net income	**$30,934**	$26,064	$21,259
Reported net income available per common share	**$2.98**	$2.49	$2.04
Pro forma net income available per common share	**$2.87**	$2.39	$1.96
Reported net income available per common share, assuming dilution	**$2.83**	$2.39	$1.96
Pro forma net income available per common share, assuming dilution	**$2.72**	$2.29	$1.87

The Black-Scholes option valuation model used by the Company was developed for use in estimating the fair value of fully tradable options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. It is management's opinion that the Company's stock options have characteristics significantly different from those of traded options and because changes in the subjective input assumptions can materially affect the fair value estimate, the existing models do not necessarily provide a reliable single measure of the fair value of its stock options.

During 2000, the Franklin Electric Co., Inc. Key Employee Performance Incentive Stock Plan (Incentive Plan) was established. Under the Incentive Plan, employees may be granted restricted shares of the Company's common stock, vesting subject to the employees' performance of certain goals. No shares were awarded under the Incentive Plan in 2002 and 2001. At December 28, 2002, 200,000 shares were available for future awards.

The Company has 1,776,000 shares of its common stock available for issuance under the 1988 Executive Stock Purchase Plan (1988 Purchase Plan). Under the 1988 Purchase Plan, executives of the Company are awarded the right to purchase shares of its common stock through a Company loan at the closing price on the day prior to the date of purchase. In 1998, the Company extended the 1988 Purchase Plan ten additional years. At December 28, 2002, 1,025,600 shares were available for future awards. At December 28, 2002, there were no outstanding loans to Company executives; further, the Sarbanes-Oxley Act of 2002 prohibits the type of loan contemplated under the 1988 Purchase Plan.

10. SEGMENT AND GEOGRAPHIC INFORMATION

Based on the management approach established by SFAS No. 131, "Disclosure About Segments of an Enterprise and Related Information", the Company's business consists of two operating segments that offer different products: the motor segment and the electronic controls segment.

The motor segment designs, manufactures and sells motors and related parts and equipment for use in submersible water and fueling systems, and in a wide variety of industrial motor products. The electronic controls segment designs and manufactures electronic controls for the principal purpose of being a supplier to the motor segment.

Under SFAS No. 131's quantitative threshold and aggregation criteria, the Company's two operating segments have been combined into a single reportable segment. As a result, there are no significant differences between reportable segment financial information and the Company's consolidated results.

The Company's products are primarily sold to original equipment manufacturers and through independent distributors in the United States, Canada, Mexico, Europe, Australia, South Africa, Japan, China and other world markets. Net sales attributed to customers located in the United States were $232.3 million, $218.8 million and $224.4 million in 2002, 2001 and 2000, respectively. Net sales attributed to foreign customers were $122.6 million, $104.1 million and $101.3 million in 2002, 2001 and 2000, respectively, of which no single country was significant. Long-lived assets located in the United States totaled $47.8 million, $47.4 million and $53.0 million in 2002, 2001 and 2000, respectively. Long-lived assets in foreign countries totaled $28.2 million, $11.4 million and $11.6 million in 2002, 2001 and 2000, respectively, of which no single country was significant.

ITT Industries, Inc. accounted for 18.2 percent, 18.7 percent, and 15.7 percent of the Company's consolidated sales in 2002, 2001 and 2000, respectively. Sta-Rite Industries, Inc. accounted for 11.5% of the Company's consolidated sales in 2002.

11. CONTINGENCIES AND COMMITMENTS

The Company is defending various claims and legal actions, including environmental matters, which have arisen in the ordinary course of business. In the opinion of management, after discussion with counsel, these claims and legal actions can be successfully defended or resolved without a material adverse effect on the Company's financial position or results of operations.

Total rent expense charged to operations for operating leases including contingent rentals was $2.7 million, $2.4 million and $2.2 million for 2002, 2001 and 2000, respectively. The future minimum rental payments for noncancellable operating leases as of December 28, 2002, are as follows: 2003, $1.7 million; 2004, $1.1 million; and 2005, $0.7 million. Rental commitments subsequent to 2005 are not significant.

12. SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

Unaudited quarterly financial information for 2002 and 2001 is as follows:

(In thousands, except per share amounts)

	Net Sales	Gross Profit	Net Income	Basic Earnings Per Share	Diluted Earnings Per Share
2002					
1st Quarter	**$ 68,069**	**$ 17,851**	**$ 3,682**	**$ .34**	**$ .32**
2nd Quarter	**93,682**	**26,600**	**9,006**	**.83**	**.79**
3rd Quarter	**97,125**	**29,553**	**9,628**	**.89**	**.85**
4th Quarter	**95,996**	**30,931**	**9,888**	**.91**	**.88**
	$354,872	**$104,935**	**$32,204**	**$2.98**	**$2.83**
2001					
1st Quarter	$ 65,899	$ 17,113	$ 3,016	$ .27	$ .26
2nd Quarter	82,860	23,156	6,614	.60	.58
3rd Quarter	86,764	25,035	8,192	.75	.72
4th Quarter	87,385	27,567	9,328	.87	.83
	$322,908	$ 92,871	$27,150	$2.49	$2.39

DIRECTORS

Jerome D. Brady,
Retired President and
Chief Executive Officer,
C & K Components, Inc. (A)

John B. Lindsay,
Vice Chairman of the Board,
Franklin Electric Company, Inc.

Robert H. Little,
Retired President,
Waddle Manufacturing, Inc. (A)

Patricia Schaefer,
Retired Director, Muncie Public Library,
Muncie, Indiana (A)

Donald J. Schneider,
President,
Schneider National, Inc. (B)

R. Scott Trumbull,
Chairman of the Board and
Chief Executive Officer,
Franklin Electric Company, Inc.

Howard B. Witt,
Chairman of the Board, President and
Chief Executive Officer,
Littelfuse, Inc. (B)

(A) Member of Audit Committee
(B) Member of Personnel and Compensation Committee

OFFICERS

R. Scott Trumbull,
Chairman of the Board and
Chief Executive Officer

Jess B. Ford,
Senior Vice President

Peter C. Maske,
Senior Vice President,
Operations

Gregg C. Sengstack,
Senior Vice President,
Chief Financial Officer and Secretary

Daniel J. Crose,
Vice President, Operations

Donald R. Hobbs,
Vice President,
Submersible Motor Marketing

Thomas A. Miller,
Vice President,
Submersible Engineering

Kirk M. Nevins,
Vice President, Sales

COMPANY DATA

Corporate Headquarters
Franklin Electric Co., Inc
400 East Spring Street
Bluffton, Indiana 46714
Telephone: 260.824.2900
Fax: 260.824.2909
www.franklin-electric.com

Worldwide Operations
Submersible Water Systems Products
Berzo Demo, Italy
Brno, Czech Republic
Johannesburg, South Africa
Linares, Mexico
Melbourne, Australia
Monterrey, Mexico
Motta di Livenza, Italy
Siloam Springs, Arkansas, U.S.A.
Suzhou, China
Tokyo, Japan
Wilburton, Oklahoma, U.S.A.
Wittlich, Germany

Fueling Systems
McFarland, Wisconsin, U.S.A.
Muskegon, Michigan, U.S.A.
Saco, Maine, U.S.A.

Industrial Motor Products
Bluffton, Indiana, U.S.A

Electronics
Jonesboro, Indiana, U.S.A.
Grant County, Indiana, U.S.A.

Independent Auditors
Deloitte & Touche LLP,
Chicago, Illinois

Transfer Agent
Illinois Stock Transfer Company,
Chicago, Illinois

Shareowners' Information
The Company will provide a copy of supplemental information and Form 10-K Annual Report to the Securities and Exchange Commission free of charge to any shareowner requesting a copy in writing. Inquiries should be directed to: Corporate Secretary, Franklin Electric Co., Inc., 400 East Spring Street, Bluffton, Indiana 46714

Notice of Annual Meeting
The Annual Meeting of Shareowners will be held on April 25, 2003, at 9:00 a.m., E.S.T., at the main office of the Company, 400 East Spring Street, Bluffton, Indiana 46714

IAL SUMMARY

onsolidated Subsidiaries

1999	1998	1997 (c)	1996	1995	1994 (d)	1993
$293,236	$272,533	$303,298	$300,689	$276,440	$241,440	$206,406
84,171	79,955	85,533	79,214	65,471	63,134	53,131
1,317	1,364	1,435	1,308	2,128	2,172	2,949
15,591	15,237	15,004	11,827	8,777	11,504	5,796
26,805	24,784	25,505	21,510	15,502	18,709	17,096 (e)
26,805	24,784	25,505	21,510	15,502	18,556	16,485
7,460	6,687	7,628	8,389	8,890	6,961	6,185
13,691	24,601	8,598	6,235	6,111	7,612	6,359
56,886	61,878	87,973	89,471	69,267	51,005	45,598
57,047	51,461	32,357	40,097	41,670	41,896	25,591
176,101	167,590	163,110	172,959	153,357	151,581	122,703
17,057	18,089	19,163	20,276	20,171	20,000	30,016
$ 96,293	$ 91,597	$ 92,841	$ 99,823	$ 80,557	$ 64,865	$ 50,127
9.1%	9.1%	8.4%	7.2%	5.6%	7.8%	8.3%
15.6%	15.0%	15.2%	13.2%	10.2%	13.6%	15.4%
2.2	2.4	3.2	3.2	2.7	1.9	2.3
10,826	11,148	11,694	12,742	12,508	12,398	12,462
$ 37.44	$ 36.25	$ 32.13	$ 22.63	$ 17.25	$ 18.25	$ 18.63
29.50	20.00	20.63	15.38	14.13	12.25	11.00
2.44	2.16	2.16	1.71	1.25	1.51	1.33
2.30	2.01	2.00	1.61	1.17	1.42	1.26
8.27	7.42	7.29	7.48	6.10	4.96	3.83
$ 0.39	$ 0.33	$ 0.29	$ 0.23	$ 0.19	$ 0.15	$ 0.08

beginning November 29, 1994, was excluded, net income as a percent of total average assets would have been 15.8 percent and the current ratio would have been 2.3. Previously, the Company maintained an investment in affiliate account approximately equal to 50 percent of the net assets of Oil Dynamics, Inc.

(e) Includes credit for cumulative effect of change in accounting principle — SFAS No. 109 "Accounting for Income Taxes" of $993 in 1993.

Certain prior year amounts have been reclassified to conform to the current year presentation.

(In thousands, except per share amounts)	2002 (a)	2001	2000 (b
Operations:			
Net sales	**$354,872**	$322,908	$325,731
Gross profit	**104,935**	92,871	85,186
Interest expense	**1,317**	1,193	1,111
Income taxes	**18,273**	16,235	13,683
Net income	**32,204**	27,150	22,226
Net income available to common shares	**32,204**	27,150	22,226
Depreciation and amortization	**12,878**	12,660	10,839
Capital expenditures	**15,568**	6,709	14,108
Balance sheet:			
Working capital	**62,762**	69,158	54,897
Property, plant and equipment, net	**76,033**	58,839	64,604
Total assets	**258,583**	195,643	197,179
Long-term debt	**25,946**	14,465	15,874
Shareowners' equity	**$153,138**	$123,269	$115,998
Other data:			
% Net income to sales	**9.1%**	8.4%	6.8%
% Net income to total average assets	**14.2%**	13.8%	11.9%
Current ratio	**2.2**	2.7	2.2
Number of common shares outstanding	**10,824**	10,688	11,008
Per share:			
Market price range			
High	**$ 60.53**	$ 42.64	$ 36.50
Low	**39.90**	32.00	26.13
Net income per weighted-average common share	**2.98**	2.49	2.04
Net income per weighted-average common share, assuming dilution	**2.83**	2.39	1.96
Book value	**13.47**	10.84	10.21
Cash dividends on common stock	**$ 0.51**	$ 0.47	$ 0.43

(a) Includes the results of operations of its wholly owned subsidiaries Coverco S.r.L. and Intelligent Controls, Inc., since their acquisition on January 7, 2002 and July 16, 2002, respectively.

(b) Includes the results of operations of its wholly owned subsidiaries EBW, Inc. and Advanced Polymer Technology, Inc. since their acquisition on August 31, 2000.

(c) Includes ten months of the results of operations of its wholly owned subsidiary, Oil Dynamics, Inc. until its sale on October 24, 1997.

(d) Includes only one month of results of operations of Oil Dynamics, Inc., but total assets and liabilities of Oil Dynamics, Inc. at December 31, 1994. If the effect of including Oil Dynamics, Inc. on a fully consolidated basis



Franklin Electric

400 East Spring Street
Bluffton, Indiana 46714
Tel: 260.824.2900
Fax: 260.824.2909

www.franklin-electric.com